FMC

FRASER MILNER CASGRAIN LLP

[redacted]

08001188

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

March 5, 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs/Mesdames:

Subject: **Jannock Properties Limited (File No. 82-5062)**
Information Furnished Pursuant to Rule 12G3-2(b)
Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Jannock Properties Limited (the "**Company**") hereby furnishes the information described below to the Securities and Exchange Commission (the "**Commission**").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records is a copy of a letter from our firm to the Canadian securities' commissions and the TSX Venture Exchange providing notification of the meeting and record dates for the Company's 2008 annual meeting of Class B common shareholders which constitutes information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which was or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders.

The document furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such document will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

BR/se
Enclosure

cc: Brian Jamieson, Jannock Properties Limited (with encl.) (by email)

5343605_1.DOC

FMC

FRASER MILNER CASGRAIN LLP

COPY

BARBARA ROSS
Law Clerk
Direct Line: (416) 863-4676
barb.ross@fmc-law.com

March 5, 2008

VIA SEDAR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services (Securities Division)
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of Yukon
Government of Nunavut Securities Registry
TSX Venture Exchange

Dear Sirs:

Subject: Jannock Properties Limited
2008 Annual Meeting of Class B Common Shareholders
Notification of Meeting and Record Dates

In accordance with Section 2.2 of National Instrument 54-101, we wish to notify you, on behalf of Jannock Properties Limited ("**Jannock Properties**"), of the following meeting and record dates fixed by the directors of Jannock Properties in respect of Jannock Properties' 2008 annual meeting of Class B common shareholders (the "**meeting**"):

(a) **Date fixed for the meeting:** Thursday, May 8, 2008 at 10:00 a.m. (Toronto time)

(b) **Record date for notice:** April 4, 2008

(c) **Record date for voting:** April 4, 2008

(d) **Beneficial ownership determination date:** April 4, 2008

(e) **Class of securities entitled to receive notice of the meeting:** Class B common shares

(f) **Class of securities entitled to vote at the meeting:** Class B common shares

(g) **Business to be conducted at the meeting:** annual business only

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

(signed) "Barbara Ross"

Barbara Ross
Law Clerk

cc: Brian Jamieson, Jannock Properties Limited (via e-mail)

TorDocs_5343322_1 (2).DOC

END